SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

WREN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98215R 105

 (CUSIP Number)

Shining Meadows, LLC

1348 E. 3300 S., Suite 202

Salt Lake City, Utah 84105

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

June 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98215R 105

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Shining Meadow, LLC

26-1305045

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	295,523
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	295,523
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

295,523 shares

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[___]

(13)

Percent of Class Represented by Amount in Row (11):

4.92%

(14)

Type of Reporting Person (See Instructions):

PN

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

Wren, Inc.

235 West Sego Lily Dr., 2nd Floor

Sandy, UT  84070

Common Stock, $0.001 par value

Item 2.

Identity and Background.

(a)

Name of person filing:

Shining Meadows, LLC

(b)

Residence or Business Address:

1348 E. 3300 S., Suite 202

Salt Lake City, Utah 84105

(c)

Principal occupation:

(d)

Criminal proceedings:

During the last five years, Shining Meadows, LLC nor its managing member or members have not been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, Shining Meadows, LLC, its managing member or members has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

United States

Item 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock using personal funds.

Item 4.

Purpose of the Transaction.

Shining Meadows, LLC does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5

Interests in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)

254,912 shares are issued in the name of Shining Meadows, LLC, 40,611 shares are issued in the name of Swen Mortenson for an aggregate of 295,523 shares of Common Stock, representing 4.92% of the outstanding shares of Common Stock. (based on the number of outstanding  shares, upon Issuer’s Form 10-K filed March 31, 2009).

Item 5(b) is hereby amended and restated to read as follows:

(b)

Shining Meadows, LLC and, Swen Mortenson have sole voting and dispositive powers with respect to all shares of the Issuer’s Common Stock held in its own name.

Item 5(c) is hereby amended and restated to read as follows:

(c)

The 254,912 shares of Common Stock reported herein were acquired by Shining Meadows, LLC effective April 14, 2008. The 40,611 shares of Common Stock reported herein were acquired by Swen Mortenson through Tryant, Inc. were effective March 30, 2009.

Item 5(d) is hereby amended and restated to read as follows:

(d)

Other than Shining Meadows, LLC, no other person is known to have the right to receive or the power to direct the receipt of dividend for, or the proceeds from the sale of the 254,912 shares of Common Stock owned by Shining Meadows, LLC.

(e)

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2009	/s/ Swen Mortenson
Shining Meadows, LLC Swen Mortenson, Managing Member

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